Exhibit 12.1

Canadian Imperial Bank of Commerce

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended January 31	Year Ended October 31
	2018	2017	2016	2015	2014
	(C$ millions except ratios)
	IFRS (1)
Earnings:
Earnings before income taxes (less NCI and P&L from equity investees, add distributed income from equity investees)	1,713	5,038	4,163	3,805	3,933
Fixed charges, excluding interest on deposits and secured borrowings	303	747	801	887	875
Interest capitalized	—	—	—	—	—

Subtotal	2,016	5,785	4,964	4,692	4,808
Interest on deposits and secured borrowings	1,278	3,215	2,990	3,337	3,679

Total	3,294	9,000	7,954	8,029	8,487

Fixed Charges:
Interest expense, excluding interest on deposits and secured borrowings	233	511	576	679	676
Interest component of rental expense (2)	70	235	223	206	196
Interest capitalized	—	—	—	—	—
Amortization of subordinated indebtedness	—	1	2	2	3

Subtotal	303	747	801	887	875
Interest on deposits and secured borrowings	1,278	3,215	2,990	3,337	3,679

Total	1,581	3,962	3,791	4,224	4,554

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits and secured borrowings	6.65	7.75	6.20	5.29	5.49
Including interest on deposits and secured borrowings	2.08	2.27	2.10	1.90	1.86

1)	Under IFRS, interest on deposits comprises interest expense relating to deposits and secured borrowing liabilities.

2)	The interest component of rental expense is 30% of rent expense because it is the proportion deemed representative of the interest factor.